

SE 17017133

SEC Processing Section APR 10 Washington DC 414

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEFILIPPO CAPITALE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Desert Inn Road
(No. and Street)

Las Vegas (City) Nevada (State) 89169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lublitz 516-994-0743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates,LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave,Ste 502 (Address) White Plains (City) New York (State) 10601 (Zip Code)

RECEIVED 2017 APR 11 AM 8:25 / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Lubitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of deFilippo Capitale Partners,LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public 4/3/17

LISA A PURVILLE
NOTARY PUBLIC, STATE OF NEW YORK
NASSAU COUNTY
LIC.# 01PU6139952
COMMISSION EXPIRES 01/17/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEFILIPPO CAPITALE PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2016

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of deFilippo Capitale Partners, LLC

We have audited the accompanying statement of financial condition of deFilippo Capitale Partners, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of deFilippo Capitale Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of deFilippo Capitale Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and deFilippo Capitale Partners, LLC's Exemption Report has been subjected to audit procedures performed in conjunction with the audit of deFilippo Capitale Partners, LLC's financial statements. The supplemental information is the responsibility of deFilippo Capitale Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and deFilippo Capitale Partners, LLC's Exemption Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 29, 2017

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

As At DECEMBER 31.2016

ASSETS	
Cash	$ 2,852,108
Furniture & Fixtures (Less: Depreciation)	$16,656
Security Deposit	$4,747
Prepaid Expenses	$40,816
Total Assets	$ 2.914.327

LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$492,892
Member's Capital	$2,421,435
Total Liabilities and Member's Capital	$ 2.914,327

See accompanying notes to financial statements.

DEFILIPPO CAPITALEPARTNERS,LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Fee income	$ 3,479,021
Consulting income	180,000
Interest income	861
Total Revenues	3,659,882
Expenses:	
Professional fees	$55,000
Rent	189,707
Regulatory fees	27,683
Payroll and Payroll Taxes	211,135
Other Operating Expenses	332,847
Total Expenses	$816,372
Net Income	$ 2,843,510

See accompanying notes to financial statements.

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$ 2,627,925
Member's Distributions	(3,050,000)
Net Income – For the Year Ended December 31, 2016	2,843,510
Balance, December 31, 2016	$ 2,421,435

See accompanying notes to financial statements.

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net Income	$ 2,843,510
Adjustments to reconcile net income to net cash provided by operating activities_;_	
Depreciation	4,366
(Increase) decrease in operating assets:	
Prepaid expenses	(60)
Security deposit	44,610
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	360,977
Total adjustments	409,893
Net cash provided by operating activities	3,253,403
Cash flows from investing activities	
Acquisition of furniture and fixtures	0
Cash flows from financing activities:	
Member distributions	(3,050,000)
Net increase in cash	203,403
Cash, beginning of period	2,648,705
Cash, end of period	$ 2,852,108

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2016

Note (1) - Nature of business:

DeFilippo Capitale Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). SEC approval for the Company to operate as a broker-dealer was effective as of March 22, 2013. The Company engages in investment banking services limited to private placements of debt and equity instruments.

Note (2) – Summary of significant accounting policies:

(A) Revenue recognition:

The Company recognizes fee income upon the successful completion of investment banking agreements.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, there were no cash equivalents.

(C) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company files income tax returns on the accrual basis as an "S" Corporation for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual shareholders. Accordingly, no provision is made for income taxes in the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, 2014 and 2015.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

DEFILIPPO CAPITALE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2016

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company's entire amount of fee income and consulting income for 2016 was derived from one client.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through March 29, 2017, the date the financial statements were available to be issued.

Note (3) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3- l. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $2,359,216 which exceeded its requirement of $32,876 by $2,326,340. The Company had a percentage of aggregate indebtedness to net capital of 2.09% at December 31, 2016.

DEFILIPPO CAPITALE PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

Computation of Net Capital

Member's capital	$ 2,421,435
Non-allowable assets:	
Furniture & Fixtures (Less: Depreciation)	$16,656
Security deposit	$4,747
Prepaid Expenses	$40,816
otal non-allowable assets	($62,219)
Net capital before haircuts on proprietary positions	$2,359,216
Haircut	0
Net capital	$2,359,216
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 492,892	(32,876)
Excess net capital	$ 2,325,340
Ratio of aggregate indebtedness to net capital	2.09%
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$492,892
Total aggregate indebtedness	$492,892

Reconciliation with the Company's computation (included in Part IIA of Form X17a-5 as of December 31, 2016):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 2,764,953
Other audit adjustments	(441,985)
Adjustment to nonallowable assets	36,248
Net capital per above	$ 2,359,216

DEFILIPPO CAPTTALE PARTNERS, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31,2016

The Company claims a (k) (2) (i) exemption of Rule 15c3-3 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of it's exemption.

DEFILIPPO CAPITALE PARTNERS, LLC

Schedule-III

INFORMATION RELATI NG TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31,2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i) of the rule

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of deFilippo Capitale Partners, LLC

We have reviewed management's statements, included in the accompanying deFilippo Capitale Partners, LLC's Exemption Report, in which (1) deFilippo Capitale Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which deFilippo Capitale Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) deFilippo Capitale Partners, LLC stated that deFilippo Capitale Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. deFilippo Capitale Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about deFilippo Capitale Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 29, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

S
2

deFilippo Capitale Partners, LLC's Exemption Report

0
,

(1) 240.15c3-3 under the
following provisions of 17 C.F.R. § 240. J 5c3-3 *(k):* (2)(i)

(2) The Company met the identified exemption provisions in 17 C.f .R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2016, without exception.

deFilippo Capitale Partners, LLC
I, ***Vincent deFilippo***, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________
VINCENT DEFILIPPO

Title: MANAGING MEMBER

March 29,2017

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of deFilippo Capitale Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by deFilippo Capitale Partners, LLC and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating deFilippo Capitale Partners, LLC's compliance with the applicable instructions of Form SIPC-7. deFilippo Capitale Partners, LLC's management is responsible for deFilippo Capitale Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 29, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA-SEC #8-69095, CRD# 164336, DECEMBER
DEFILIPPO CAPITALE PARTNERS, LLC
1820 DESERT INN ROAD
LAS VEGAS, NV 89169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JACK LUBITZ
516-994-0743

2.	A. General Assessment (item 2e from page 2)	$ 9150-
	B. Less payment made with SIPC-6 filed (exclude interest) 11/3/16 Date Paid	(4251-)
	C. Less prior overpayment applied	(-0-)
	D. Assessment balance due or (overpayment)	4899-
	E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum	-0-
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 4899-

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒
Total (must be same as F above) $ 4899-

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DEFILIPPO CAPITALE PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/16
and ending 12/31/16

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3659881

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

N/A —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions -0-

2d. SIPC Net Operating Revenues $ 3659881

2e. General Assessment @ .0025 $ 9150—

(to page 1, line 2.A.)